                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      ATALANTA/SOSNOFF CAPITAL CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          ATALANTA ACQUISITION COMPANY
                                MARTIN T. SOSNOFF
                      (NAMES OF FILING PERSONS (OFFERORS))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    046499109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                MARTIN T. SOSNOFF
                        C/O ATALANTA ACQUISITION COMPANY
                                 101 PARK AVENUE
                               NEW YORK, NY 10178
                                 (212) 867-5000

                    (NAME, ADDRESS, AND TELEPHONE NUMBERS OF
                    PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:
                               RALPH ARDITI, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000

                            CALCULATION OF FILING FEE

-------------------------------------- ---------------------------------------
       TRANSACTION VALUATION*                    AMOUNT OF FILING FEE**
-------------------------------------- ---------------------------------------
            $22,688,574                                  $1,836
-------------------------------------- ---------------------------------------

* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 1,548,715 shares of common stock of Atalanta/Sosnoff Capital Corporation at the offer price of $13.95 per share. The transaction value also includes the offer price of $13.95 less $8.53, which is the weighted average exercise price of outstanding options as of June 12, 2003, multiplied by the 200,000 options outstanding on such date.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal year 2003 issued by the Securities and Exchange Commission, equals 0.008090 times the transaction valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: N/A
         Form or Registration No.: N/A
         Filing Party: N/A
         Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------- ----------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Martin T. Sosnoff
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                        (b) [X]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS

          WC, BK, PF
--------- ----------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [_]
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------
                    7.   NUMBER OF SHARES BENEFICIALLY OWNED
    NUMBER OF            BY EACH REPORTING PERSON WITH SOLE
     SHARES              VOTING POWER
  BENEFICIALLY
    OWNED BY             6,822,100
      EACH         -------------------------------------------------------------
    REPORTING       8.   SHARED VOTING POWER
     PERSON
      WITH               821,008
                   -------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER

                         6,822,100
                   -------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

                         821,008
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,465,208
--------- ----------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                                                                             [X]
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          86.2%
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Atalanta Acquisition Company
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
                                                                        (b) [X]
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS

          WC, BK, PF
--------- ----------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [_]
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------- ------- ---------------------------
                      7.    NUMBER OF SHARES BENEFICIALLY OWNED
        NUMBER OF           BY EACH REPORTING PERSON WITH SOLE
         SHARES             VOTING POWER
      BENEFICIALLY
        OWNED BY            6,822,100
          EACH        ----------------------------------------------------------
        REPORTING     8.    SHARED VOTING POWER
         PERSON
          WITH              821,008
                      ----------------------------------------------------------
                      9.    SOLE DISPOSITIVE POWER

                            6,822,100
                      ----------------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER

                            821,008
--------- ----------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,465,208
--------- ----------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                                                                             [X]
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          86.2%
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

         This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") is being filed by Atalanta Acquisition Company, a Delaware corporation ("Purchaser") and Martin T. Sosnoff. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Atalanta/Sosnoff Capital Corporation, a Delaware corporation, at $13.95 per share, net to the seller in cash (the "Offer Price"), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 13, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively (which together, as they may be amended or supplemented from time to time, constitute the "Offer").

         The information set forth in the Offer to Purchase, including all schedules thereto, is hereby incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in the Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS

         Not applicable.

ITEM 12.  EXHIBITS

         (a)(1)(i)        Solicitation/Recommendation Statement on Schedule 14D-9, dated June 13,
                          2003, filed by Atalanta/Sosnoff Capital Corporation
         (a)(1)(ii)       Offer to Purchase, dated June 13, 2003
         (a)(1)(iii)      Letter of Transmittal
         (a)(1)(iv)       Notice of Guaranteed Delivery
         (a)(1)(v)        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                          Nominees
         (a)(1)(vi)       Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                          Companies and Other Nominees
         (a)(1)(vii)      Guidelines for Certification of Taxpayer Identification Number on
                          Substitute Form W-9
         (a)(1)(viii)     Text of joint press release, dated June 10, 2003, issued by Atalanta/Sosnoff
                          Capital Corporation and Martin T. Sosnoff
         (a)(1)(ix)       Text of joint press release, dated June 13, 2003, issued by Atalanta/Sosnoff
                          Capital Corporation and Martin T. Sosnoff
         (a)(5)(i)        Complaint of Paul Berger, individually and on behalf of all others similarly situated, against Atalanta/Sosnoff Capital Corporation, Martin T. Sosnoff,
                          Jay S. Goldsmith, Ronald H. Menaker, Craig B. Steinberg and Thurston
                          Twigg-Smith filed in the Court of Chancery of the State of Delaware
         (a)(5)(ii)       Complaint of Breakwater Partners, LP, individually and on behalf of all others similarly situated, against Atalanta/Sosnoff Capital Corporation,
                          Martin T. Sosnoff, Jay S. Goldsmith, Ronald H. Menaker, Craig B.
                          Steinberg and Thurston Twigg-Smith filed in the Court of Chancery of the
                          State of Delaware
         (a)(5)(iii)      Complaint of David Schneider, individually and on behalf of all others similarly situated, against Atalanta/Sosnoff Capital Corporation, Martin T.
                          Sosnoff, Jay S. Goldsmith, Ronald H. Menaker, Craig B. Steinberg and
                          Thurston Twigg-Smith filed in the Court of Chancery of the State of
                          Delaware



         (a)(5)(iv)       Agreement in Principle, dated June 11, 2003, between Atalanta/Sosnoff
                          Capital Corporation and Certain Attorneys for the Plaintiffs
         (b)(i)           Pledge Agreement, dated June 9, 2003, between Martin T. Sosnoff and Bear
                          Stearns Securities Corp.
         (b)(ii)          Guarantee Agreement, dated June 11, 2003, between Martin T. Sosnoff and
                          Bear Stearns Securities Corp.
         (c)              Materials presented by The Blackstone Group, L.P. to the Special
                          Committee of Independent Directors of Atalanta/Sosnoff Capital
                          Corporation on June 9, 2003
         (d)(1)           Agreement and Plan of Merger, dated as of June 10, 2003, by and among
                          Atalanta Acquisition Company, Martin T. Sosnoff and the Company
         (d)(2)           Stockholder Tender Agreement, dated as of June 10, 2003, by and among Atalanta Acquisition Company, Martin T. Sosnoff and Craig B.
                          Steinberg
         (d)(3)           Stockholder Tender Agreement, dated as of June 10, 2003, by and among Atalanta Acquisition Company, Martin T. Sosnoff and William
                          M. Knobler
         (e)(1)           1987 Stock Option Plan of Atalanta/Sosnoff Capital Corporation
                          (incorporated herein by reference to the Registration Statement No. 33-
                          13063 on Form S-8 filed on March 31, 1987 by Atalanta/Sosnoff Capital
                          Corporation)
         (e)(2)           1996 Long-Term Incentive of Atalanta/Sosnoff Capital Corporation
                          (incorporated herein by reference to Atalanta/Sosnoff Capital Corporation's
                          Annual Report on Form 10-K for the year ended December 31, 1997)
         (e)(3)           Restricted Stock Award Agreements, dated as of September 17, 1997, between Atalanta/Sosnoff Capital Corporation and each of Craig B.
                          Steinberg and Anthony G. Miller (incorporated herein by reference to
                          Atalanta/Sosnoff Capital Corporation's Annual Report on Form 10-K for the
                          year ended December 31, 1997)
         (e)(4)           Agreement, dated October 29, 1998, between William M. Knobler and
                          Atalanta/Sosnoff Capital Corporation (incorporated herein by reference to
                          Atalanta/Sosnoff Capital Corporation's Annual Report on Form 10-K for the
                          year ended December 31, 1998)
         (f)              Section 262 of the Delaware General Corporation Law (included as Annex
                          A of the Offer to Purchase filed herewith as Exhibit (a)(1)(ii))
         (g)              None
         (h)              None


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   ATALANTA ACQUISITION COMPANY

                                                   /s/ Martin T. Sosnoff
                                                   -----------------------------
                                                   Name:    Martin T. Sosnoff
                                                   Title:   President


                                                   /s/ Martin T. Sosnoff
                                                   -----------------------------
                                                   Martin T. Sosnoff





Date:  June 13, 2003

                                  EXHIBIT INDEX


         (a)(1)(i)        Solicitation/Recommendation Statement on Schedule 14D-9, dated June
                          13, 2003, filed by Atalanta/Sosnoff Capital Corporation
         (a)(1)(ii)       Offer to Purchase, dated June 13, 2003
         (a)(1)(iii)      Letter of Transmittal
         (a)(1)(iv)       Notice of Guaranteed Delivery
         (a)(1)(v)        Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                          Nominees
         (a)(1)(vi)       Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                          Companies and Other Nominees
         (a)(1)(vii)      Guidelines for Certification of Taxpayer Identification Number on
                          Substitute Form W-9
         (a)(1)(viii)     Text of joint press release, dated June 10, 2003, issued by Atalanta/Sosnoff
                          Capital Corporation and Martin T. Sosnoff
         (a)(1)(ix)       Text of joint press release, dated June 13, 2003, issued by Atalanta/Sosnoff
                          Capital Corporation and Martin T. Sosnoff
         (a)(5)(i)        Complaint of Paul Berger, individually and on behalf of all others similarly situated, against Atalanta/Sosnoff Capital Corporation, Martin T. Sosnoff,
                          Jay S. Goldsmith, Ronald H. Menaker, Craig B. Steinberg and Thurston
                          Twigg-Smith filed in the Court of Chancery of the State of Delaware
         (a)(5)(ii)       Complaint of Breakwater Partners, LP, individually and on behalf of all others similarly situated, against Atalanta/Sosnoff Capital Corporation,
                          Martin T. Sosnoff, Jay S. Goldsmith, Ronald H. Menaker, Craig B.
                          Steinberg and Thurston Twigg-Smith filed in the Court of Chancery of the
                          State of Delaware
         (a)(5)(iii)      Complaint of David Schneider, individually and on behalf of all others similarly situated, against Atalanta/Sosnoff Capital Corporation, Martin T.
                          Sosnoff, Jay S. Goldsmith, Ronald H. Menaker, Craig B. Steinberg and
                          Thurston Twigg-Smith filed in the Court of Chancery of the State of
                          Delaware
         (a)(5)(iv)       Agreement in Principle, dated June 11, 2003, between Atalanta/Sosnoff
                          Capital Corporation and Certain Attorneys for the Plaintiffs
         (b)(i)           Pledge Agreement, dated June 9, 2003, between Martin T. Sosnoff and Bear
                          Stearns Securities Corp.
         (b)(ii)          Guarantee Agreement, dated June 11, 2003, between Martin T. Sosnoff and
                          Bear Stearns Securities Corp.
         (c)              Materials presented by The Blackstone Group, L.P. to the Special
                          Committee of Independent Directors of Atalanta/Sosnoff Capital
                          Corporation on June 9, 2003
         (d)(1)           Agreement and Plan of Merger, dated as of June 10, 2003, by and among
                          Atalanta Acquisition Company, Martin T. Sosnoff and the Company
         (d)(2)           Stockholder Tender Agreement, dated as of June 10, 2003, by and among Atalanta Acquisition Company, Martin T. Sosnoff and Craig B.
                          Steinberg
         (d)(3)           Stockholder Tender Agreement, dated as of June 10, 2003, by and among Atalanta Acquisition Company, Martin T. Sosnoff and William
                          M. Knobler
         (e)(1)           1987 Stock Option Plan of Atalanta/Sosnoff Capital Corporation
                          (incorporated herein by reference to the Registration Statement No. 33-



                          13063 on Form S-8 filed on March 31, 1987 by Atalanta/Sosnoff Capital
                          Corporation)
         (e)(2)           1996 Long-Term Incentive of Atalanta/Sosnoff Capital Corporation
                          (incorporated herein by reference to Atalanta/Sosnoff Capital Corporation's
                          Annual Report on Form 10-K for the year ended December 31, 1997)
         (e)(3)           Restricted Stock Award Agreements, dated as of September 17, 1997, between Atalanta/Sosnoff Capital Corporation and each of Craig B.
                          Steinberg and Anthony G. Miller (incorporated herein by reference to
                          Atalanta/Sosnoff Capital Corporation's Annual Report on Form 10-K for the
                          year ended December 31, 1997)
         (e)(4)           Agreement, dated October 29, 1998, between William M. Knobler and
                          Atalanta/Sosnoff Capital Corporation (incorporated herein by reference to
                          Atalanta/Sosnoff Capital Corporation's Annual Report on Form 10-K for the
                          year ended December 31, 1998)
         (f)              Section 262 of the Delaware General Corporation Law (included as Annex
                          A of the Offer to Purchase filed herewith as Exhibit (a)(1)(ii))
         (g)              None
         (h)              None
